UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Starco Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

85526F201

(CUSIP Number)

February 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85526F201	Page 2 of 20

1	NAME OF REPORTING PERSONS GV 2016, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (3)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 85526F201	Page 3 of 20

(1)	Consists of 57,535,013 shares of the Class A Common Stock of Starco Brands, Inc. (the “Issuer”) directly beneficially owned by GV 2016, L.P. (the “2016 Partnership”). All of the aforementioned securities were issued on February 15, 2023 (the “Event Date”), upon completion of, and as consideration for, the sale of shares of the equity of Soylent Nutrition, Inc., a Delaware corporation (“Soylent”), to the Issuer, in connection with the merger (the “Merger”) of the Issuer’s subsidiary, Starco Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), with and into Soylent, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated February 14, 2023, entered into by and among: (i) the Issuer; (ii) Merger Sub; (iii) Soylent; and (iv) Hamilton Start, LLC, solely in its capacity as the representative of the Soylent equityholders. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional shares (the “Adjustment Shares”) of the Issuer’s Class A Common Stock in connection with a post-closing adjustment (the “Post-Closing Adjustment”) to be based on a final determination of calculations of Soylent’s working capital, cash at closing, indebtedness at closing and certain unpaid transaction expenses in excess of the amount reimbursed by the Issuer. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is GV 2016 GP, L.P. (“2016 GP”). The general partner of 2016 GP is GV 2016 GP, L.L.C. (“2016 LLC”). The sole member of 2016 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2016 Partnership Affiliates”). Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 4 of 20

1	NAME OF REPORTING PERSONS GV 2016 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (3)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 85526F201	Page 5 of 20

(1)	Consists of 57,535,013 shares of the Issuer’s Class A Common Stock which are directly beneficially owned by the 2016 Partnership. All of the aforementioned securities were issued on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent to the Issuer, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional Adjustment Shares in connection with the Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 6 of 20

1	NAME OF REPORTING PERSONS GV 2016 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (3)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 85526F201	Page 7 of 20

(1)	Consists of 57,535,013 shares of the Issuer’s Class A Common Stock which are directly beneficially owned by the 2016 Partnership. All of the aforementioned securities were issued on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent to the Issuer, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional Adjustment Shares in connection with the Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 8 of 20

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%(3)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 85526F201	Page 9 of 20

(1)	Consists of 57,535,013 shares of the Issuer’s Class A Common Stock which are directly beneficially owned by the 2016 Partnership. All of the aforementioned securities were issued on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent to the Issuer, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional Adjustment Shares in connection with the Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 10 of 20

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%(3)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 85526F201	Page 11 of 20

(1)	Consists of 57,535,013 shares of the Issuer’s Class A Common Stock which are directly beneficially owned by the 2016 Partnership. All of the aforementioned securities were issued on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent to the Issuer, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional Adjustment Shares in connection with the Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 12 of 20

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,535,013 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 57,535,013 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,535,013 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (3)
12	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 85526F201	Page 13 of 20

(1)	Consists of 57,535,013 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2016 Partnership. All of the aforementioned securities were issued on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent to the Issuer, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional Adjustment Shares in connection with the Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

(2)	The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.

(3)	Calculated, in reliance on information provided to the reporting persons by the Issuer, and in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

CUSIP No. 85526F201	Page 14 of 20

Item 1(a).	Name of Issuer.

Starco Brands, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

250 26th Street, Suite 200 Santa Monica, CA 90402

Item 2(a).	Name of Persons Filing.

GV 2016, L.P., a Delaware limited partnership (the “2016 Partnership”);

GV 2016 GP, L.P., a Delaware limited partnership (“2016 GP”);

GV 2016 GP, L.L.C., a Delaware limited liability company (“2016 LLC”);

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”);

XXVI Holdings Inc., a Delaware corporation (“XXVI”); and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2016 Partnership, 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is: 1600 Amphitheatre Parkway Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number.

85526F201

CUSIP No. 85526F201	Page 15 of 20

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement (this “Statement”) shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of February 15, 2023 (the “Event Date”), the date as of which the Reporting Persons became obligated to file this Statement, the Reporting Persons may be deemed to beneficially own an aggregate 57,535,013 shares of the Issuer’s Class A Common Stock.

The 2016 Partnership is the direct beneficial owner of all of the securities described in the preceding paragraph. 2016 GP is the general partner of the 2016 Partnership, and 2016 LLC is the general partner of 2016 GP. Additionally: (i) Alphabet Holdings is the sole managing member of 2016 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of 2016 GP, 2016 LLC, Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly beneficially owned by the 2016 Partnership.

Beneficial ownership of all of the securities identified in the second paragraph of this Item 4(a) was acquired on the Event Date, upon completion of, and as consideration for, the sale of shares of the equity of Soylent Nutrition, Inc., a Delaware corporation (“Soylent”), to the Issuer, in connection with the merger (the “Merger”) of Starco Merger Sub I, Inc., a Delaware corporation (“Merger Sub”) with and into Soylent, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated February 14, 2023, entered into by and among: (i) the Issuer; (ii) Merger Sub; (iii) Soylent; and (iv) Hamilton Start, LLC, solely in its capacity as the representative of the Soylent equityholders. Under the terms of the Merger Agreement, as a former Soylent preferred stockholder, the 2016 Partnership may also be entitled to receive additional shares (the “Adjustment Shares”) of the Issuer’s Class A Common Stock in connection with a post-closing adjustment (the “Post-Closing Adjustment”) to be based on a final determination of calculations of Soylent’s working capital, cash at closing, indebtedness at closing and certain unpaid transaction expenses in excess of the amount reimbursed by the Issuer. For the avoidance of doubt, the number of securities reported in this Statement as beneficially owned by the Reporting Persons does not include any Adjustment Shares which may be issued at a future date pursuant to the Post-Closing Adjustment.

CUSIP No. 85526F201	Page 16 of 20

The foregoing description of the Merger Agreement and the terms governing the Merger, the Merger consideration, and the Adjustment Shares is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer with the SEC on February 21, 2023, as Exhibit 2.1 to the Issuer’s Current Report filed on Form 8-K (File No. 000-54892).

(b)	Percent of Class:

As of the Event Date, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 12.4% of the Issuer’s outstanding Class A Common Stock. The 2016 Partnership directly beneficially owns such percentage and each of the other Reporting Persons (i.e., 2016 GP, 2016 LLC, Alphabet Holdings, XXVI, and Parent) is the indirect beneficial owner of the same percentage.

The aforementioned percentage was calculated, in reliance on information provided to the Reporting Persons by the Issuer, in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 463,739,118 shares of the Issuer’s Class A Common Stock outstanding immediately following completion of the Merger on the Event Date.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2016 Partnership	0
2016 GP	0
2016 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2016 Partnership	57,535,013
2016 GP	57,535,013
2016 LLC	57,535,013
Alphabet Holdings	57,535,013
XXVI	57,535,013
Parent	57,535,013

CUSIP No. 85526F201	Page 17 of 20

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2016 Partnership	0
2016 GP	0
2016 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2016 Partnership	57,535,013
2016 GP	57,535,013
2016 LLC	57,535,013
Alphabet Holdings	57,535,013
XXVI	57,535,013
Parent	57,535,013

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2016 Partnership and 2016 GP and (ii) limited liability company agreement of 2016 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

CUSIP No. 85526F201	Page 18 of 20

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 85526F201	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2016, L.P.			ALPHABET HOLDINGS LLC

By:	GV 2016 GP, L.P., its General Partner
By:	GV 2016 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
	Name:	Inga Goldbard	Name:	Kathryn W. Hall
	Title:	General Counsel	Title:	Secretary
	Dated:	February 27, 2023	Dated:	February 27, 2023

GV 2016 GP, L.P.			XXVI HOLDINGS INC.

By:	GV 2016 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
	Name:	Inga Goldbard	Name:	Kathryn W. Hall
	Title:	General Counsel	Title:	Assistant Secretary
	Dated:	February 27, 2023	Dated:	February 27, 2023

GV 2016 GP, L.L.C.			ALPHABET INC.

	By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
	Name:	Inga Goldbard	Name:	Kathryn W. Hall
	Title:	General Counsel	Title:	Assistant Secretary
	Dated:	February 27, 2023	Dated:	February 27, 2023